BD

UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 20549

11015884

APPROVAL	
r:	3235-0123
il 30, 2013	
verage burden	
...esponse . . . 12.00	

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

KW * 2/28

SEC FILE NUMBER
8 - 68085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quad Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Borrelli (646) 432-0438
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual. state last. first. middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KW 3/10

OATH OR AFFIRMATION

I, Alan Borrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quad Capital, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CATHERINE LEIGH WAYLETT
Notary Public - State of New York
NO. 01WA6227465
Qualified in New York County
My Commission Expires 08/30/2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

QUAD CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Quad Capital, LLC

We have audited the accompanying statement of financial condition of Quad Capital, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quad Capital, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 17, 2011

QUAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	172,161
Due from broker		23,946,027
Securities owned, at fair value		54,547,598
Other assets		97,704
	$	78,763,490
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,501,821
Due to related parties		2,837,220
Securities sold, not yet purchased, at fair value		29,989,124
Total liabilities		34,328,165
Liabilities subordinated to claims of general creditors		4,000,000
Members' equity		40,435,325
	$	78,763,490

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Quad Capital, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on October 1, 2008. The Company's operations consist primarily of engaging in principal transactions with their own proprietary accounts for trading purposes.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX, and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2011. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

1. Nature of business and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Office and Computer Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

All furniture and equipment was fully depreciated as of December 31, 2010.

Income Taxes

The Company is a limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on its income. Accordingly, the individual members report their share of the Company's income and loss on their income tax return.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities since inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets (at fair value)				
Investments in securities				
Equity securities	$ 45,709	$ 7,072	$ -	$ 52,781
Options	1,620	147		1,767
Total investments in securities	$ 47,329	$ 7,219	$ -	$ 54,548
Liabilities (at fair value)				
Securities sold short				
Equity securities	$ (28,494)	$ (162)	$ -	$ (28,656)
Options	(658)	(675)		(1,333)
Total securities sold short	$ (29,152)	$ (837)	$ -	$ (29,989)

3. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

3. Derivative contracts (continued)

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Volume of Derivative Activities

At December 31, 2010, the volume of the Company's derivative activities based on the number of contracts held, categorized by primary underlying risk, are as follows:

	Long exposure	Short exposure
Primary underlying risk	**Number of contracts**	**Number of contracts**
Equity price		
Options	34,592	14,385

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2010. The following table also identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2010.

(in thousands)

Primary underlying risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Equity price			
Options	$ 1,767	$ 1,333	$ 4,861
Total	$ 1,767	$ 1,333	$ 4,861

4. Net capital requirement

The Company, as a member of NASDAQ OMX PHLX, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $27,528,000, which was approximately $27,239,000 in excess of its minimum requirement of $289,000.

5. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. In accordance with the agreement, the clearing broker is granted a lien on all long positions, securities, margin and other assets in the account as security for the Company's obligations. The Company is required to keep a minimum margin of $1,000,000 between security positions and cash balances at all times. The clearing broker is also permitted to commingle the Company's positions with those of other customers. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the Company's accounts.

In addition, receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $10,000.

6. Liabilities subordinated to claims of general creditors

At December 31, 2010, the Company had a subordinated loan agreement with its clearing broker which was in accordance with agreements approved by Financial Industry Regulatory Authority and NASDAQ OMX PHLX. The subordinated loan agreement is for a total $4,000,000 maturing on August 16, 2011 and bears interest at Prime (3.25% at December 31, 2010) plus 200 basis points per annum.

7. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in a financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office spaces. The lease agreements expire in April of 2012. Rent expense under these agreements for the year ended December 31, 2010 was approximately $223,000.

Aggregate future lease payments for the years subsequent to December 31, 2010 are approximately as follows:

Year Ending December 31,		
2011	$	189,000
2012		63,000
	$	252,000

10. Related party transactions

The Company entered into an agreement with a member to provide management services for fees as provided by the agreement on an annual basis. At December 31, 2010, fees outstanding related to this agreement were approximately $482,000 and are included in due to related parties on the accompanying statement of financial condition. The amount is non-interest bearing and due on demand.

The Company has other amounts due to related parties in the normal course of business, amounting to approximately $2,355,000 at December 31, 2010. These amounts are non-interest bearing and due on demand.